Mail Stop 7010



December 21, 2005


Via U.S. mail and facsimile

Mr. Christopher d`Arnaud-Taylor
Chief Executive Officer
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

Re: 	Xethanol Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 20, 2005
File No. 333-129191

Dear Mr. d`Arnaud-Taylor:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 45

1. Please revise footnote 16 to the selling stockholders table to identify Brookstreet Securities Corporation as an underwriter.

2. We read your response to comment 3 of our letter dated December 14, 2005. It appears that Mr. Schutz beneficially owns 844,510 shares prior to your offering and that he is registering 284,922 shares in your offering. As a result, it appears that Mr. Schutz will beneficially own 559,588 shares after your offering. Please revise accordingly. In addition, please revise the selling stockholders as a group line item accordingly.

Plan of Distribution, page 58

3. Please revise to identify Brookstreet Securities Corporation as an underwriter.
Item 26. Recent Sales of Unregistered Securities, page II-1

4. We read your response to comment 6 from our letter dated
December
14, 2005. Please describe in greater detail the basis for the stated exemption. Please also describe the facts upon which you relied to make the exemption available. For example, were all option recipients accredited investors, as that term is defined in Regulation D.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, Chris Edwards, Special Counsel, at (202)
551-3742 with any questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Robert H. Cohen, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, NY 10166
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Mr. Christopher d'Arnaud-Taylor
Xethanol Corporation
December 21, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE